SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13DA
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Gildan Activewear Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

375 916 103
(CUSIP Number)

Ginette Depelteau
Caisse de dépôt et placement du Québec
1981 McGill College Avenue, Montreal (Quebec), H3A 3C7
Tel.: (514) 847-5901
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  Name Of Reporting Persons
  I.R.S. Identification nos. of above persons (entities only)
  Caisse de dépôt et placement du Québec
  -------------------------------------------------------------------------------------------------------------
  Check the Appropriate Box if a Member of a Group (See Instructions)
  (a) [ ]
  (b) [ ]
  -------------------------------------------------------------------------------------------------------------
  SEC USE ONLY
  -------------------------------------------------------------------------------------------------------------
  Source of Funds (See Instructions)
  WC
  -------------------------------------------------------------------------------------------------------------
  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
  -------------------------------------------------------------------------------------------------------------
  Citizenship or Place of Organization
  Montreal (Quebec) Canada
  -------------------------------------------------------------------------------------------------------------
  Sole Voting Power
  1,064,966 Common Shares
  -------------------------------------------------------------------------------------------------------------
  Shared Voting Power
  -------------------------------------------------------------------------------------------------------------
  Sole Dispositive Power
  1,064,966 Common Shares
  -------------------------------------------------------------------------------------------------------------
  Shares Dispositive Power
  -------------------------------------------------------------------------------------------------------------
  Aggregate Amount Beneficially Owned by Each Reporting Person
  1,064,966 Common Shares
  -------------------------------------------------------------------------------------------------------------
  Check if the Aggregate Amount In Row (11) Excludes Certain Shares
  (See Instructions) [ ]
  -------------------------------------------------------------------------------------------------------------
  Percent of Class Represented by Amount in Row (11)
  4.59%
  -------------------------------------------------------------------------------------------------------------
  Type of Reporting Person (See Instructions)
  CO
  -------------------------------------------------------------------------------------------------------------

This statement constitutes AN AMENDMENT to the statement previously filed on Schedule 13D by Caisse de dépôt et placement du Québec.

Item 1 - Security and Issuer

This statement is made with respect to the Common Shares (the "Shares") of Gildan Activewear Inc. ("Gildan"), a Canadian corporation, the address of the principal executive offices of which is 725 Montée de Liesse, Montreal, Quebec, Canada, H4T 1P5.

Item 2 - Identity and Background

This statement is filed by the Caisse de dépôt et placement du Québec ("Caisse"). Caisse is a legal person without share capital and a mandatary of the State of the Province de Québec, created by a special act of the Legislature of the Province de Québec. The principal business of Caisse is to receive on deposit and manage funds deposited by agencies and instrumentalities of the Province de Québec.

The address of Caisse's principal business and principal office is 1000 place Jean-Paul Riopelle, Montreal (Quebec), H2Z 2B3. The names of the directors and executive officers of Caisse, their business addresses, their present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than Caisse are set forth in Exhibit A, attached hereto.

Each of the directors and executive officers named in Exhibit A is a Canadian citizen, except Mr. John T. Wall who is an American citizen.

Neither Caisse nor any of the individuals listed in Exhibit A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was or is subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3 - Source and Amount of Funds or Other Consideration

Caisse sold 400,000 Shares for Can. $ 15 976 437 80.

Item 4 - Purpose of Transaction

The Shares reported on herein were purchased or sold for purposes of investment. Caisse intends to review its investment in Gildan periodically, and may, depending on relevant economic and financial market conditions and matters relating to Gildan, either acquire additional Shares or sell Shares. Any subsequent acquisition of such Shares by Caisse may be made by way of market purchases, private agreements or otherwise.

Caisse has no plan or proposal which relates to or would result in a change in Gildan business, corporate structure, board of directors, management, capitalization, dividend policy, charter or bylaws or to the registration of Gildan Shares or their listing on securities exchanges.

Item 5 - Interest in Securities of Issuer

a) With recent transactions, Caisse now beneficially owns 1,064,966 Shares, including 519,078 Shares owned by Capital d'Amérique CDPQ inc. and 38 800 Shares owned by CDP Capital - World Markets inc., wholly-owned subsidiaries by the Caisse. Therefore, the Shares presently owned by Caisse and its subsidiaries represent 4.59% of the Shares outstanding pursuant to most recently available filing with the Commission.

b) Caisse has the power to vote and to dispose of the Shares it owns.

c) The dates and amounts of all transactions in the Shares that were effected by Caisse during the past sixty days are set forth in Exhibit D attached hereto.

d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of Gildan listed in response to this item.

(e) Caisse ceased to be the beneficial owner of more than 5% of any class of Gildan's equity securities on July 24, 2003.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Caisse and, to the best of its knowledge, the individuals named in Item 2, have no contracts, arrangements, understandings or relationships with respect to any securities of Gildan.

Item 7 - Material to be Filed as Exhibits

Exhibit A: List of Executive Officers and Directors of Caisse.

Exhibit B: List of Executive Officers and Directors of Capital d'Amérique CDPQ inc.
Exhibit C: List of Executive Officers and Directors of CDP Capital - World Markets Inc.
Exhibit D: Table of Dates, Number of Shares Purchased and Sold and Price per Share of Purchases and Sales

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature

Date: July 31, 2003

Marie-Claude Provost

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Signature

Marie-Claude Provost, Assistant Corporate Secretary
Name / Title